Brown Shoe Company, Inc.
Investor Update

Spring 2007





This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company's ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; and (x) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report for the year ended January 28, 2006 and as updated in the Company's 10-Q for the Quarter ended October 28, 2006, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

-   *March 12, 2007*

<u>NOTE:</u>
<u>On March 8, 2007, The Company announced a 3-for-2 stock split to be effected April 2, 2007. All per share data detailed in this packet is on a pre-split basis. Guidance was issued on March 8, 2007 and has not been updated.</u>

THE LEADER IN FOOTWEAR®

BROWN SHOE

Brown Shoe At A Glance

Brown Shoe Today -- $2.5 Billion in Sales for 2006

- Integrated wholesale-retail platform. Consumer-driven enterprise that builds brands and retail concepts while gaining market share



Mass Merchandisers
$300 million
Department & Specialty Stores
$650 million
Specialty Retail
$250 million
Famous Footwear
Appx. 1,000 retail stores in the U.S.
$1.3 billion

<u>38% Wholesale</u>

- 91 million pairs sourced
- 2,000 retail customers

<u>62% Retail</u>

- Appx. 1,300 stores
- 40 million pairs
- 130 million consumers visit our stores/year
- 9 e-commerce sites
- 30+ million e-visitors/year



Brown Shoe At A Glance



Our Rank among Wholesalers

Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending December 2006.



Our Rank Among Top Footwear Retailers

Share of Footwear Sales by Retailer*

* Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending December 2006.

Brown Shoe Company Portfolio

	FASHION = $32.3 B		ATHLETIC = $11.4 B
Salon			
Bridge	VIA SPIGA No. 11	shoes.com No. 3 Pureplay Ecommerce Footwear	
Impulse	CARLOS by Carlos Santana No. 8		
Better	ETIENNE AIGNER No. 11; FRANCO SARTO No. 2		
Comfort	TX TRACTION Dr. Scholl's Inside		
Moderate	LifeStride fashion. sense. No. 3; naturalizer No. 1	Famous Footwear No. 1 Branded Family Footwear	
Junior	The Dr Scholl's Original No. 11; Buster Brown		
Mass	Buster Brown & Co.	Private Label	Dr Scholl's Footwear









4

Review of BWS Financials

(all $'s in millions except EPS)



	53 Weeks Ended **February 3, 2007**	52 Weeks Ended **January 28, 2006**	**% Chg.**
Consolidated			
Sales	$2,470.9	$2,292.1	+ 7.8%
Net Earnings			
GAAP	$65.7	$41.0	+ 60.3%
Adjusted*	$71.0	$62.9	+ 12.9%
EPS			
GAAP	$2.26	$1.45	+ 55.9%
Adjusted*	$2.44	$2.22	+ 9.9%
Gross Margin	39.3%	39.2%	
Debt/Cap*	22.4%	31.5%	
Cash Flow from			
Operations	$142.2	$145.9	- 2.5%

See Appendix for reconciliation

Review of BWS Financials

(all $'s in millions except EPS)

	53 Weeks Ended February 3, 2007	52 Weeks Ended January 28, 2006	% Chg.
Famous Footwear			
Sales	$1,282.1	$1,187.2	+ 8.0%
Operating Profit	$89.8	$67.0	+ 34.0%
Wholesale			
Sales	$930.8	$864.9	+ 7.6%
Operating Profit*	$71.0	$80.1	- 11.4%

*Includes $3.8 million in costs associated with the exit of the Bass license and $3.6 million of strategic initiatives costs in 2006, and $0.6 million in expenses related to Naturalizer turnaround initiatives in 2005

Specialty Retail			
Sales	$257.9	$240.0	+ 7.5%
Operating Profit**	($3.8)	($22.7)	nm

**Includes strategic initiatives costs of $1.1 million in 2006 and $14.1 million in charges to close underperforming Naturalizer stores in 2005



First Quarter 2007 & Full Year Guidance
As of March 8, 2007 and has not been updated



First Quarter 2007 EPS:

GAAP	$0.27 to $0.29
Adjusted*	$0.37 to $0.39

Full Year 2007 EPS:

GAAP	$2.28 to $2.33
Adjusted*	$2.75 to $2.80

*See Appendix for reconciliation

Other Estimates:

Consolidated Sales:	$2.48 - $2.52 Billion
Consolidated Tax Rate:	Increasing 200 bps to 31.7% or $0.07/share
Increase in Marketing Spend:	+ $4 million, a double-digit increase
Famous Footwear	
Same-Store Sales:	+ 2.5% - 3.5%
Net Store Openings:	+ 65 stores
Wholesale:	Wholesale sales will be below 2006 full-year results, with growth of its branded business offset by the exit of the Bass license and a sales decline in its private label business.

Shaping our Platform for Growth

Sales and Operating Earnings Improvement for BWS (millions $)



▶ Net sales grew 34% since 2002

▶ Operating earnings grew 52% since 2002

Operating Margin Improvement at Famous Footwear



▶ Operating margin steadily improving at Famous Footwear

Department Store Market Share Improvement at Wholesale*



▶ Second largest supplier to department stores; 400+ bp gain in last 5 years

* Reflects NPD Group Reported POS Dollar Volume. 12 months ending December 2006.

Brown Shoe Vision:

Brown Shoe Company is THE leading footwear marketer, winning loyal customers with compelling brands



Brown Shoe Pillars

Growth 2 Great

Brown Shoe is THE leading footwear marketer winning loyal customers with compelling brands

Enabling Strategies   *Growth Strategies*

Partnership Model	Operational Excellence	Portfolio Optimization	Brand Power
Partnership Initiatives	Platform Optimization	Market Intelligence	Consumer Driven Model

Cross-Company Synergies *(Vertical and Horizontal)*

Systems and Processes Best Practices

Thoughtful Planning and Rigorous Execution

Talent and Leadership

Brown Shoe Vision



- ▶ Partnership Model
  - ▶ Continue path towards being a world-class partner holistically in the industry: Vendor, Supplier, Customer, Consumer, Real Estate, Investor

- ▶ Operational Excellence
  - ▶ Disciplined approach to profitability enhancement, efficiency and effectiveness

- ▶ Portfolio Optimization
  - ▶ Financial and market orientation
  - ▶ Maximize returns and market space opportunities

- ▶ Brand Power
  - ▶ Leverage our unique branded assets
  - ▶ Delivering consumer-driven brands to the marketplace

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

1. Developed Brown Brand-Building Model

2. Developing premier product and design capabilities



New York Design Studio

3. Increasing investments in marketing, merchandising, research and talent



4. Refining Consumer-Driven Model:

Supply Chain

Retail Performance ◀──────────────▶ Factory Base

Line Planning   Demand Planning

5. Embracing leading-edge analytics and tools



Brands targeting key consumer segments…

BWS Consumer	Brown Shoe Brands	Style Profile	Segment Needs	Buying Power (% Total female spend)
Explorer 	CARLOS BY CARLOS SANTANA THE Dr Scholl's ORIGINAL	Seeks expressive, youthful brands. Wants to experiment with fashion at an affordable price.	Sexy, eye-catching, styles that she can wear with everything from jeans to dresses	**16%**
Sophisticate 	VIA SPIGA FRANCO SARTO	Shops the most and seeks attainable luxury. Is willing to pay for high quality and high style.	Sophisticated, youthful, trend-setting style that stands out	**18%**
Leader 	FRANCO SARTO ❖ naturalizer	Seeks fresh classics and high quality. Looks for good value.	Twist on basics instead of trends, quality brands with understated indulgence	**14%**
Balancer 	❖ naturalizer LifeStyle fashion. sense. ☦ Etienne Aigner	Likes trusted, accessible brands. Looks for quality and a balance of comfort and style.	"Trusted basics" that prioritize comfort and quality	**24%**

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

▶  Famous Footwear

   ➢ Creating Differentiation is key

   ➢ Technology/redefining service





Brand Power

▸ Building differentiated, market-leading brands driven by consumer preference

    ▸ **naturalizer**

- Sell-through model; Fresh trend-right product
- Extended brand essence to new categories and consumer touchpoints
- Tightly-targeted consumer communications
- Improved product delivered when she wants to buy
- Model to be leveraged across all BWS wholesale







Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

    ▶ Brown New York   Etienne Aigner   FRANCO SARTO   VIA SPIGA

- Allows us to play in new zones reaching new consumers

- Strong emotional connection with consumer

- Fashion/Style Credibility/Talent

- Brand extension potential

- Brown New York Transition work:



Identifying the problems	*Competing in the Present*	*Winning in the Future*
DEVELOPING A PERSPECTIVE	**INSTALLING THE PLATFORM**	**CREATING TRANSFORMATION**
Investigating the issues	*Becoming More Profitable*	*Strategic Branding*
• Consumer Research • New Leadership • Organization structure • Real Estate Transition • Talent issues • Inefficient processes	• Supply Chain opportunities • Merchandising and planning • Marketing – reengage consumer • New Design Talent, improved Product Development process	• Next Generation Branding • Elevate product execution, impactful stories • Take advantage of Global Sourcing capabilities
2006	**2007**	**2008**

Brand Power

- Building differentiated, market-leading brands driven by consumer preference



- Dr Scholl's
  - High brand recognition and strong equity
    - 97% brand awareness driven by insole TV and print advertising
  - Partnerships with Wal-Mart and Schering-Plough
  - Extend asset into new categories and channels
  - Growth through vertical model





feeling

Dr Scholl's
good…feet first!

gel
massaging gel
memory fit

Dr Scholl's
Are you gellin'?

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

- Direct-to-Consumer

  -  shoes.com pure play

  - Branded web sites and multi-channel opportunities

    naturalizer   Famous Footwear

  - Growth by winning in new and emerging markets

    Online Footwear: Projected to be over $6B market by 2011*

    $ Billions

2003	2004	2005	2006	2007	2008	2009	2010	2011
$1.0	$1.7	$2.8	$3.2	$3.7	$4.2	$4.8	$5.5	$6.3

    * Source: Forrester



Positioning for Growth



Growth
- Growing portfolio
- Bennett acquisition
- Earnings Enhancement Plan

Increasing Prospects for Profitability
- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround

Improving Core Competencies
- Strategy development
- Good to Great disciplines
- Portfolio Management

Rebuild
- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Survival
- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Total Return:
1 Year	**= 57.3%**
3 Year	**= 102.4%**
5 Year	**= 323.2%**
10 Year	**= 479.7%**

At 03/09/07

Share Price

Mar-97 Mar-98 Mar-99 Mar-00 Mar-01 Mar-02 Mar-03 Mar-04 Mar-05 Mar-06 Mar-07

Appendix



Sales and EPS – 2001 to Estimated 2006*





* Note: Guidance was issued on March 8, 2007 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2005, 2006 and 2007 are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio - 2006



Famous Footwear -- Sales by category

Based on 12 months ended January 2007



Strategic Earnings Enhancement Plan

During the second quarter of 2006, the Company introduced a strategic earnings enhancement plan designed to increase earnings and reallocate resources, through i) restructuring administrative and support areas; ii) redesigning logistics and distribution platforms; iii) reorganizing to eliminate operational redundancies; iv) realigning strategic priorities; and v) refining the supply chain process and enhancing inventory utilization. Annual after-tax savings expected to be achieved upon completion of the initiatives are estimated to be $17–$20 million.

In 2006, we made substantial progress in implementing a number of initiatives under this plan, including:

- Announcing the closing of our Needham, MA, office and Dover, NH, distribution center, which housed the Bennett business. These facilities will close in the first quarter of 2007;
- Consolidating our New York City operations to accommodate the offices of our Brown New York personnel, as well as our product development teams and showrooms;
- Announcing the closing of our Italian sales office in the first quarter of 2007;
- Outsourcing our Canadian wholesale business to a third party distributor, as of the beginning of fiscal 2007;
- Closing all but one of our Via Spiga stores;
- Making various personnel reductions throughout the Company to streamline our operations.

These actions resulted in charges of $6.3 million in 2006 ($3.9 million on an after-tax basis, or $0.13 per diluted share).



Strategic Earnings Enhancement Plan (continued)

While much has been accomplished, certain of the initiatives are still in early stages of development, and the Company expects to update cost and savings estimates as they are further developed. Current estimates are as follows:

- In 2007, after-tax implementation costs are estimated to be approximately $14 million, while the Company expects to realize after-tax benefits of $10 to $12 million;
- In 2008, after-tax implementation costs are estimated to be approximately $5 million and annual after-tax benefits are still estimated to be $17 to $20 million.

Note: The above data, as provided in The Company's March 8, 2007 Press Release for the year and fourth quarter ended February 3, 2007, reflects then current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.



Debt to Capital Ratio
(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	2006	2005	2004	2003	2002	2001
Total Debt Obligations*	$ 151	$ 200	$ 142	$ 120	$ 152	$ 216
Total Shareholders' Equity	524	434	391	350	292	253
Total Capital	$ 675	$ 634	$ 533	$ 470	$ 444	$ 469
Debt to Capital Ratio**	22.4%	31.5%	26.6%	26.0%	34.0%	46.0%

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

** Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
2006 v. 2005

	2006*		2005	
	After-tax $	Per diluted share	After-tax $	Per diluted share
Net earnings	**$65,708**	**$2.26**	**$41,000**	**$1.45**
Strategic initiatives costs	3,927	0.13		
Environmental insurance recoveries and charges	(1,007)	(0.03)		
Costs related to withdrawal from Bass license	2,337	0.08		
Charges related to closing Naturalizer stores			9,216	0.33
Tax provision related to repatriation of foreign earnings			12,000	0.42
Bridge loan fee associated with Bennett acquisition			635	0.02
Adjusted net earnings	**$70,965**	**$2.44**	**$62,851**	**$2.22**

*Fiscal 2006 includes stock option expense of $0.14 per share with no related expense in fiscal 2005

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
2005 – 2007 Estimated**

(in millions, except EPS data)	2007 Estimated Range Low - High		2006*		2005	
	1st Quarter Diluted EPS	Full Year Diluted EPS	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
GAAP Results	$0.27 - 0.29	$ 2.28 - 2.33	$ 65.7	$ 2.26	$ 41.0	$ 1.45
Special Charges and Recoveries:						
Strategic Initiatives Costs	0.10	0.47	3.9	0.13	-	-
Incremental Bass Exit Costs	-	-	2.3	0.08	-	-
Insurance Recoveries	-	-	(1.0)	(0.03)	-	-
Naturalizer Restructuring	-	-	-	-	9.2	0.33
Tax Repatriation	-	-	-	-	12.0	0.42
Bridge Loan Fee	-	-	-	-	0.6	0.02
Adjusted Earnings	$0.37 - 0.39	$ 2.75-2.80	$ 71.0	$ 2.44	$ 62.9	$ 2.22

*Full-year fiscal 2006 includes stock option expense of $0.14 per share with no related expense in 2005.
**Note: Estimated Earnings Guidance was issued on March 8, 2007 and has not been updated.

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.